VIA FEDERAL EXPRESS

June 29, 2006

Hanna T. Teshome

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GreenPoint Mortgage Securities LLC
Registration Statement on Form S-3
File no. 333-134403
Response to Comment Letter dated June 7, 2006

Dear Ms. Teshome:

On behalf of GreenPoint Mortgage Securities LLC, we submit this letter in response to the comments in your letter dated June 7, 2006 relating to the above-referenced registration statement. We have enclosed three (3) copies of this letter, together with redlined and unmarked versions of the base prospectus and forms of prospectus supplement referred to below, for your review.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: GreenPoint Mortgage Securities LLC (“GPSLLC”) has not created any issuing entities in the past twelve months. No event has occurred in the past twelve months that would have required GPSLLC to file an Exchange Act report. GreenPoint Mortgage Securities Inc.

Securities and Exchange Commission

June 29, 2006

(“GPSI”), an affiliate of GPSLLC, has offered classes of asset-backed securities involving the same asset class as this offering. GPSI’s CIK number is 1027281.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

5.

Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Response: A table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets has been included as requested.

Use of Proceeds, page S-132

Securities and Exchange Commission

June 29, 2006

6.	We note your reference to “net proceeds.” Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response: The reference to “net proceeds” on page S-132 was intended only to describe the offering proceeds paid to the depositor after deducting commissions payable to the underwriter. Because Item 1107(j) of Regulation AB addresses the use of offering proceeds for expenses incurred in connection with the selection and acquisition of the pool assets, it does not apply in this context. We have revised the disclosure in the forms of prospectus supplements to better describe how offering proceeds will be used.

Base Prospectus

The Issuing Entities, page 2

Private Securities, page 23

7.

We note that you contemplate including “Private Securities” in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section III.A.6. of SEC Release 33-8518.

Response: The “Private Securities” referred to in the base prospectus will either (1) be exempt from registration under the Securities Act of 1933, as amended, or (2) have been registered as a primary offering in compliance with paragraph (b) of Rule 190 of the Securities Act. We have revised our disclosure in the base prospectus to make this fact more clear.

Assignment of Loans, page 25

8.

We note at the bottom of page 27 that “(u)nder some circumstances, as to any series, the depositor may have the option to repurchase trust assets from the trust...” Please provide us with a detailed explanation of the depositor’s option to repurchase, including the circumstances when this option would be available. In addition, provide your analysis to explain how a structure with this option to repurchase would meet the definition of an asset-backed security under Regulation AB. Please refer to Item 1101(c)(1) and (2) of Regulation AB.

Response: We have deleted this language from the base prospectus.

Description of the Securities, page 44

General, page 44

9.	We note that the interest rate on certain classes of securities may be calculated by reference to an index. Please revise your disclosure to specify the types of indices on

Securities and Exchange Commission

June 29, 2006

which these interest rates may be based. In addition, please confirm that payments on all classes of securities will not be based on the value of an equity or commodity. Please refer to Section III.A.2. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

Response: We have revised “Description of the Securities” in the prospectus to include a subsection, “Indices,” which specifies the types of indices on which the interest rates for the mortgage loans may be based. Additionally, we confirm that payments on all classes of securities will not be based on the value of an equity or commodity.

Funding Account, page 53

10.

Your disclosure in the base prospectus indicates that you contemplate including a funding account for the acquisition of loans after the closing date. Please provide disclosure responsive to Item 1101(c)(3)(ii) and 1111(g) of Regulation AB, if applicable. In addition, please revise the prospectus supplements to include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.

Response: The funding accounts used in connection with this registration statement will comply with Regulation AB and we have revised the disclosure in the base prospectus and forms prospectus supplement to address your concerns.

* * *

Securities and Exchange Commission

June 29, 2006

If you have any additional specific questions you would like to discuss, please do not hesitate to contact me at (415) 878-5405 or Martin Howard of Orrick at (213) 612-2486. Please communicate any remaining comments to my attention at the address and/or facsimile number above. As we intend to file a registration statement via EDGAR and hope to be effective as soon as possible, we would appreciate your response to this submission as soon as possible.

Very truly yours,

/s/Irene Gilbert

Irene Gilbert

cc:	Martin Howard, Esq.
Mike Najewicz, Esq.
Mandy Tachiki, Esq.